Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Banco Santander (Brasil) S.A.
Commission File No.: 001-34476

This document provides certain answers to frequently asked questions about Banco Santander’s proposed exchange offers, announced on July 30, 2026, to acquire the outstanding minority interest in Santander Brasil. Below are explanations of the exchange ratio mechanics, dividends and related adjustments, the strategic rationale and financial impact, and what the offers may mean for minority shareholders. The definitive terms and conditions of the exchange offers and other relevant information will be included in the definitive offer documentation prepared and published in due course upon formal launch once announced conditions to the commencement of the exchange offers have been fulfilled, which will complement, update and supersede the information included herein. Please see also “Important Information For Investors Regarding The Proposed Transaction” at the end of this document.

On July 30, 2026, Santander announced its intention to make concurrent exchange offers in Brazil and the United States to acquire all the issued and outstanding (i) common shares of Santander Brasil, (ii) preferred shares of Santander Brasil, (iii) units of Santander Brasil (each of which represents one Santander Brasil common share and one Santander Brasil preferred share) and (iv) Santander Brasil American Depositary Shares (ADSs) (each of which represents one Santander Brasil Unit), in each case other than any Santander Brasil securities owned, directly or indirectly, by Santander Spain, in exchange for (a) 0.2028 Banco Santander BDR or ADS (each representing one Banco Santander ordinary share), as applicable, for each common share or preferred share of Santander Brasil and (b) 0.4056 Banco Santander BDR or ADS, as applicable, for each unit or ADS of Santander Brasil.1

For purposes of this Q&A, “Santander Group,” “the Group” or “us” refers to Banco Santander, S.A. together with its consolidated subsidiaries.  “Santander” or “Banco Santander” refers to Banco Santander, S.A. individually, and “Santander Brasil” refers to Banco Santander (Brasil) S.A.

1.	Will exchange ratio adjustments be calculated on a gross or net-of-withholding-tax basis for distributions of interest on equity?

•	Exchange ratio adjustments will be calculated on a gross basis. Under Brazilian law, taxation rules for investors depend on factors that vary across shareholders such as country of residence, type of registration of the investment by non-Brazilian holders, and local taxation in the investors’ home jurisdiction, among others. It is not possible to calculate a different adjustment for each investor.

•	Investors are encouraged to review the documentation relating to the exchange offers carefully and consult their own legal and tax advisers to assess the tax implications of the exchange offers.

1 Subject to certain adjustments for certain events, including dividends and interest on equity (JCP), that may occur between the date of the announcement of the exchange offers and the expiration of the exchange offers. Share buybacks conducted during such period shall not cause adjustment of the exchange ratio. The exchange offer consideration has been determined based on the number of outstanding Santander Brasil shares. Final offer documentation will include customary antidilution provisions. See questions 1 and 2 below.

2.	How does the adjustment for dividends and Interest on Capital (IOC / JCP) to the exchange ratio work?

•	The offer exchange ratio was calculated by applying a 15% premium to Santander Brasil’s closing unit price at 10:00 pm (CEST) on the day the transaction was announced (BRL 25.25), converting the resulting amount (BRL 29.04) into EUR using a EUR/BRL exchange rate of 5.8461 (the closing PTAX bid/ask average EUR/BRL FX rate on the announcement date), and dividing the resulting amount by Banco Santander’s unaffected share price in Euros (€12.248).[2]

•	Any gross amount per unit distributed by Santander Brazil as interests on equity (JCP) or dividend with a record date between the date of the announcement and the expiration of the exchange offer (i.e., which will be received by shareholders of Santander Brazil as of the record date who tender their shares in the offer) will be converted into EUR at the applicable EUR/BRL exchange rate as at the record date of the relevant JCP or dividend and then deducted, on a Euro-for-Euro basis, from the Santander Brasil unit price in EUR (€4.97) considered for the determination of the offer exchange ratio and rounded to the nearest four decimal places.[3]

•	Similarly, any gross amount per share distributed by Banco Santander as dividend with a record date is between the date of the announcement and the expiration of the exchange offer (i.e., which will not be received by shareholders of Santander Brasil tendering their shares in the offer) will be deducted, on a Euro-for-Euro basis, from the Banco Santander share price in EUR (€12.248) considered for the determination of the offer exchange ratio and rounded to the nearest four decimal places.

•	The exchange ratio for Santander Brazil common and preferred shares will be adjusted based on the same mechanics, but taking into account the remuneration corresponding to the common and preferred shares, respectively.

•	Share buybacks during the period between the announcement and the expiration of the exchange offers do not result in an adjustment to the exchange ratio.

3.	Will I receive fractional Santander securities in connection with the exchange offers?

•	No. No fractional Santander securities (whether Santander ADSs or Santander BDSs) will be issued to you in connection with the exchange offers. Instead of any fractional Santander securities that you would otherwise be entitled to receive, the applicable exchange agent will aggregate all such fractional entitlements of all tendering holders, sell the fractional Santander securities (or the underlying Santander ordinary shares, as applicable) at such times, in such manner and on such terms as such exchange agent determines in its reasonable discretion and pay the resulting cash proceeds to the relevant tendering holders.

2 Based on Banco Santander’s August 12, 2026 closing price of €12.912, the 0.4056 exchange ratio implied a value of approximately BRL 31.21 per Santander Brasil unit, representing a 23.6% premium to the unaffected closing price of BRL 25.25 on July 30, 2026. This reflects the initial 15% premium compounded with a c.7.5% increase in the marked-to-market value of the consideration since announcement.

3 Accordingly, if the fifth decimal place is five to nine, the fourth decimal is rounded upwards, and if the fifth decimal is zero to four, the fourth decimal is kept as is.

4.	Assuming high participation, does Santander intend to maintain the Santander Brasil ADS programme and NYSE listing indefinitely?

•	Although the exchange offers are not being undertaken with the objective of cancelling the registration of Santander Brasil securities with the U.S. Securities and Exchange Commission (SEC), or of delisting them from the New York Stock Exchange (NYSE), depending on the outcome of the exchange offers, the Santander Brasil securities may no longer meet the requirements for continued listing on the NYSE or for continued registration with the SEC, or Santander may elect to remove the Santander Brasil ADSs from listing on the NYSE and the Santander Brasil securities from registration with the SEC.

5.	Will tendering Santander Brasil ADS holders receive Santander ADSs free of any depositary, cancellation, or issuance fees?

•	The fee treatment for the exchange offers will be announced in due course.

6.	Why should minority shareholders accept the exchange offers?

•	The exchange offers combine an attractive premium with the opportunity to exchange a stock with limited liquidity to become shareholders in one of the world’s leading diversified financial groups, benefiting from its broader earnings base, resilient profitability and long-term value creation. The offer implies an initial value of approximately BRL 29.04 per Santander Brasil unit, representing a 15% premium to the unaffected closing price of BRL 25.25 on Thursday, July 30, 2026. The offer also represents premiums of approximately 8.7%, 9.0% and 7.9% to the 15-day, 30-day and 60-day VWAPs, respectively, confirming that the premium is meaningful not only versus a single trading day but also relative to recent trading levels. In addition, unlike a cash offer, the value received is not capped at BRL 29.04 per unit. Because the consideration is a fixed number of Santander Group shares, shareholders continue to participate in movements in Santander’s share price and the EUR/BRL exchange rate through settlement and remain invested thereafter through Santander securities. The premium should also be assessed in the context of the Santander Group’s existing ownership of approximately 90% of Santander Brasil. The transaction does not involve the acquisition of control and therefore does not include the control premium typically observed in third-party change-of-control transactions. Against this background, Santander believes the 15% premium represents an attractive opportunity for minority shareholders to monetize a non-controlling position, while rotating into a larger and more liquid Santander Group security.

•	The exchange offers represent a portfolio optimization opportunity for shareholders: they allow shareholders to reduce direct exposure to a concentrated Brazil-specific minority position, while preserving participation in Brazil’s long-term upside through Santander Group and gaining exposure to a diversified global banking platform with strong profitability, clear medium-term growth targets and an attractive shareholder-remuneration framework.

7.	Are there any legal requirements regarding the price of the exchange offer?

•	No. However, Santander is required by Brazilian law to deliver a valuation report called a “laudo” to Santander Brasil to which all shareholders will have access.

8.	What approvals are still required before the transaction can proceed?

•	The transaction remains subject to customary regulatory and corporate approvals, including Santander shareholder approval for the related capital increase and the applicable requirements under Brazilian and U.S. law.

9.	What are the implications for the minorities that do not tender their shares?

•	The exchange offers are not subject to a minimum acceptance threshold, meaning Santander’s ownership could increase materially even if it does not acquire the full remaining minority interest. If a significant proportion of minorities tender, Santander Brasil’s free float and daily trading liquidity may decline substantially. As Santander’s ownership increases, liquidity may become increasingly concentrated among a limited number of remaining institutional investors. A materially reduced free float could also affect Santander Brasil’s weighting and eligibility in certain equity indices. See also question 4.

•	Shareholders that do not tender should be aware that accepting the exchange offers mitigates the risk of holding an increasingly significant relative stake in a potentially materially less liquid minority stock, while preserving exposure to Santander Brasil through Santander Group.

•	We intend to keep adequate corporate governance rights for the remaining minority shareholders.

10.	Will Santander Brasil ADR holders be able to choose between Santander ADSs and Santander shares?

•	No. Santander Brasil ADR holders will be offered Santander ADSs only.

11.	Is any shareholder getting preferential treatment?

•	No. The offers provide equal treatment to all shareholders, with no preferential consideration or differentiated exchange ratio for any individual investor. All shareholders have access to the same transparent terms offered to the entire shareholder base.

12.	Has any shareholder committed to tendering (or to not tendering) their shares?

•	No, we do not have any commitments.

13.	When do you expect to complete the transaction?

•	Santander expects to complete the exchange offers in the first half of 2027.

14.	What are the risks due to the length of the process? Are you expecting to change the terms of the exchange offers?

•	We do not expect a delay in the process. We do not expect to change any of the material terms of the exchange offers, other than as a result of certain specified events, including dividends and interest on equity (JCP), that may occur between the date of the announcement of the exchange offers and the expiration of the exchange offers. See question 2.

15.	What is the rationale for the voluntary tender offer and why now?

•	Brazil is one of Santander’s core markets. The transaction reflects the Group’s confidence in the prospects of Brazil and Santander Brasil's business. The transaction is not driven by the Brazilian electoral calendar. The transaction provides the minority shareholders with a financially attractive opportunity to monetize their stake in a listed entity with limited liquidity. By issuing shares the transaction is neutral for our CET1 ratio and is expected to be accretive on both EPS and TBVps of 0.5% by 2028 and 0.6%, respectively, based on consensus. Strategically, the transaction is an additional step towards the simplification of Santander’s structure and aligns with our One Transformation and Global Businesses strategy.

16.	When you say the transaction compares favorably with other capital allocation alternatives, what do you mean?

•	The Group assesses every capital deployment decision adhering to our disciplined capital hierarchy. The Group prioritizes deploying capital for organic growth above 20% ROTE, maintaining a floor on distributions at 50% payout, and then assesses allocating capital for inorganic opportunities that can grow distributions to our shareholders and maximize value. Acquiring the minority interests in Santander Brasil is expected to generate an attractive return above the return generated by share buybacks.

17.	Can you explain what is the expected impact on CET1?

•	The transaction is expected to have a neutral impact on the Group’s CET1 ratio, as the consideration for the Santander Brasil securities to be acquired will be settled through the issuance of Santander securities.

18.	If the transaction uses capital, how can it be capital neutral?

•	The transaction is expected to have a neutral impact on the Group’s capital ratio when considering it in full: the acquisition of Santander Brasil’s minorities and the new shares issued by Santander.

19.	Are you “trading” with Santander Brasil stock (selling at a high price and buying it back at a very low price)?

•	We are paying a premium over the market price, and we believe the premium offered is attractive to both Santander and Santander Brasil shareholders. Santander Brasil shareholders can choose to sell their shares and benefit from the premium offered or maintain their investment in Santander Brasil and share the risks and benefits with the Group. It should be noted that the Group already has control of Santander Brasil, so the premium does not include the usual control premium in other transactions. For Santander Brasil’s minority shareholders, the exchange offers would provide an attractive opportunity to realize the value of their investment at a compelling premium to the market price.

20.	Why is Santander issuing shares as consideration in the exchange offers?

•	By issuing shares (including BDRs and ADSs) to acquire Santander Brasil securities held by minority shareholders the transaction is expected to be neutral for our CET1 ratio and accretive on both EPS and TBVps of 0.5% by 2028 and 0.6%, respectively, based on consensus.

21.	Do you expect any cost savings arising from this transaction?

•	No material cost savings are expected.

22.	How can you justify the premium, given that there are no synergies?

•	Despite short-term headwinds, we are optimistic about the Brazilian market’s and Santander Brasil’s long-term prospects. Considering current consensus estimates, the transaction is expected to be accretive on both EPS and TBVps at 0.5% by 2028 and 0.6%, respectively, based on consensus.

23.	Does this deal question your subsidiaries-based model?

•	We remain committed to our model, with subsidiaries which are autonomous in terms of capital and liquidity.

24.	Over the past years you have bought back minorities in Mexico and in the United States (SCUSA). Will Santander Chile be next? Does this affect your plans to IPO other subsidiaries?

•	Over the past years, the Group has selectively increased its ownership in subsidiaries by acquiring minority interests when attractive opportunities have arisen, such as in SCUSA and Mexico. Each subsidiary is different so this transaction cannot be considered as a Group or precedent strategy that could affect other listed subsidiaries.

25.	Does this transaction imply a change in your Brazil strategy?

•	No, as we already have control of Santander Brasil with a c. 90% stake, the transaction does not imply a change from the business/strategic/governance or organizational point of view. Our confidence in Brazil and Santander Brasil remains unchanged. The transaction is fully aligned with Santander’s strategy of delivering long-term shareholder value and meets the Group’s disciplined capital allocation framework.

26.	Does this transaction imply a change in Santander Group strategy, One Transformation and Global Businesses?

•	No. This transaction is fully aligned with our strategy of operating Santander as one global bank, simplifying the ownership structure and reinforcing the integration of Brazil into our Global Businesses and One Transformation. A more fully aligned ownership structure should facilitate the deployment of global platforms, capital-allocation decisions and strategic initiatives across the Brazilian franchise, without changing Santander’s long-term commitment to Brazil.

27.	Is this transaction a signal that Santander intends to simplify its Group structure elsewhere?

•	This transaction should be viewed on its own merits. Santander regularly reviews opportunities that create shareholder value within its disciplined capital allocation framework.

28.	Can you use the Santander shares you are buying back as part of the regular share buyback program to buy out Santander Brasil’s minorities?

•	The plan is to issue new Santander shares (in the form of BDRs and ADSs) as consideration for the tendered Santander Brasil shares.

29.	When will shareholders be asked to approve the capital increase required for the transaction? Will you call an extraordinary general meeting?

•	As announced, the transaction will require approval by Santander’s shareholders’ meeting for the corresponding capital increase. Further details regarding the timing and process will be communicated in due course.

30.	Given the relatively low free float of the Brazil-listed shares, investors may be concerned about liquidity. How do you address those concerns?

•	The relatively low free float of the Brazil listing was one of the factors contributing to lower liquidity. The exchange offer allows those worried about liquidity to exchange their Santander Brasil securities for Santander securities, which provide access to a more liquid market.

31.	What gives you confidence that the Brazilian business can perform better and close the gap in profitability and growth relative to peers?

•	We believe the current valuation does not fully reflect the long-term earnings potential of Santander Brasil. That is precisely why increasing our ownership represents an attractive capital allocation opportunity for Santander shareholders. Santander Brasil is a leading franchise with a strong customer base, diversified business model and attractive market positions across retail and wholesale banking, and we expect our global business strategy will improve its profitability going forward.

32.	Did Santander Brasil’s Q2 results make the tender offer look more appealing?

•	No. The IFRS results for Brazil were disclosed with the group results prior to the announcement of the transaction. The transaction was assessed independently from Santander Brasil’s quarterly financial results. The exchange ratio and the premium offered are based on market prices and are independent of quarterly results.

33.	What is Santander Group’s current earnings profile and medium-term outlook?

•	Santander Group has delivered strong underlying financial performance, with 1H 2026 underlying profit increasing approximately 15% year-on-year and underlying EPS rising approximately 20%. Underlying RoTE improved to 15.6%, or 16.8% with CET1 at 13%, reflecting continued operating momentum and disciplined capital allocation. Management has set out a clear medium-term value creation plan for 2026-2028, targeting RoTE above 20%, profit exceeding €20bn by 2028, double-digit annual EPS growth and acceleration of TNAV per share plus cash DPS growth toward the high teens by 2028.

34.	How does Santander Group’s shareholder value-creation framework benefit tendering shareholders?

•	Santander Group’s shareholder-value framework is based on a combination of growth in TNAV per share, cash dividends, share buybacks, organic capital generation and disciplined capital allocation. TNAV per share plus cash DPS increased 19% year over year to approximately €6.56 as of June 2026, demonstrating strong tangible value creation ahead of the Group’s 2028 targets. Santander also continues to deliver an attractive shareholder remuneration profile: the Group increased its 2025 DPS by approximately 14% year over year, with consensus expecting a further 13% increase to €0.271 in FY2026. The board of directors intends to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s underlying profit, split approximately evenly between cash dividends and share buybacks for 2026 results. From 2027 results on, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit in cash dividends and around 15% in share buybacks. Additionally, the board intends to distribute excess capital at the end of the 2026-2028 period to shareholders. Importantly, if Santander delivers on its medium-term objectives, shareholders could benefit from both growth in fundamental tangible value and potential valuation expansion, supported by a larger, more diversified and more liquid earnings base than Santander Brasil on a standalone basis.

35.	How does the offer valuation compare to market benchmarks?

•	On consensus 2026 earnings, the offer implies approximately 7.8x 2026E P/E, above the c.6.1x and c.6.2x at which Bradesco and Banco do Brasil respectively traded on 7 August 2026. At BRL 30.7 per unit, the offer is broadly aligned with consensus’ median target price of BRL 30.80, leaving c.0.4% residual upside for holders who choose to remain invested in Santander Brasil. The transaction therefore provides minority shareholders with an opportunity to realize value at a valuation that reflects consensus views and is attractive vis-a-vis peers. Importantly, shareholders are receiving shares in the parent company rather than cash, reducing concerns around permanently giving up exposure to future value creation.

36.	Is there a minimum acceptance threshold for the exchange offers?

•	No. The exchange offers are not subject to a minimum acceptance threshold, meaning Santander’s ownership could increase materially even if it does not acquire the full remaining minority interest.

37.	How does acceptance increase portfolio diversification for minority shareholders?

•	By accepting the exchange offers, minority shareholders would retain meaningful indirect participation in Brazil but gain exposure to the Santander Group’s diversified geographic and business portfolio, reducing dependence on the outcome of any single local economic or political cycle. Santander Group provides exposure to a diversified earnings base across Europe and the Americas while maintaining meaningful participation in Brazil, which remains one of the Group’s largest and most important markets, representing approximately 15% of the Santander Group PBT for the 1H 2026. With a market capitalization of c.€190bn, the Santander Group offers substantially greater scale, liquidity and diversification than Santander Brasil on a standalone basis. The consideration will be delivered through BDRs in Brazil or ADSs in the United States, as applicable under the relevant offer leg, providing access to Santander Group securities in the corresponding market. Additionally, as not all Santander subsidiaries are publicly listed, Banco Santander shares, CDIs or ADSs (and in the future, BDRs) are the only listed instruments providing exposure to the Group’s diversified geographic footprint as a whole. The Webster and TSB acquisitions materially strengthen Santander’s US and UK platforms and provide an additional source of growth, earnings diversification and operating synergies, complementing Santander’s broader strategic plan focused on increasing scale, deploying global platforms, improving efficiency and reducing dependence on individual markets.

38.	How do minority shareholders participate in the transaction’s expected accretion?

•	Santander expects the transaction to increase group EPS by approximately 0.5% from 2028 and TNAV per share by approximately 0.6%, while remaining capital neutral. Because the consideration is paid in Santander Group shares, tendering shareholders continue to participate in these expected benefits rather than monetizing their position through cash. In other words, shareholders who accept the offer are not selling out of the transaction’s expected accretion; they are becoming Santander Group shareholders and therefore remain exposed to the financial benefits of the transaction. The consideration would be settled through the issue of up to approximately 1.1% of Banco Santander’s current share capital. The expected EPS and TNAV-per-share accretion is based on current market-consensus estimates and does not rely on material cost synergies or management forecasts. The transaction’s financial attractiveness therefore derives principally from the relative valuation, ownership economics and capital-neutral structure rather than from an aggressive synergy case.

39.	Could a reduction in free float affect Santander Brasil’s index relevance?

•	Yes. A materially reduced free float could affect Santander Brasil’s weighting and eligibility in certain equity indices. Lower index representation may reduce passive ownership and trading activity over time, creating additional pressure on liquidity and market visibility. Tendering allows shareholders to migrate into a highly liquid global banking stock that benefits from broad international investor coverage and index inclusion.

IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. Santander will also file with the Brazilian Comissão de Valores Mobiliários (“CVM”) a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Santander or Banco Santander (Brasil), S.A. (“Santander Brasil”) or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations.

Risks and uncertainties include, among other things:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations ;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire Group or core subsidiaries.

Additionally, important factors that could cause Santander’s and Santander Brasil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Santander’s and Santander Brasil’s filings with the SEC and the CVM, as applicable:

•	risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brasil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction;

•	the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals;

•	disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction;

•	the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Santander or Santander Brasil;

•	the risk that the transaction could have an adverse effect on the ability of Santander or Santander Brasil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), or Brazilian Depositary Receipts, each representing the right to receive one of its ordinary shares (“BDRs”), in connection with the proposed transaction; and

•	compliance with regulatory requirements.

All such factors are difficult to predict and are beyond Santander’s and Santander Brasil’s control, including those other risks and uncertainties discussed in (i) Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brasil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brasil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM.

You can obtain copies of Santander’s and Santander Brasil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (ww.cvm.gov.br). Other factors that may cause actual results to differ materially include those that will be set forth in the Registration Statement on Form F-4 and the related Offer to Exchange/Prospectus, the Solicitation/Recommendation Statement on Schedule 14D-9, the Tender Offer Notice and other tender offer documents to be filed by Santander and Santander Brasil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.